U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District

Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Explanatory Note:

On October 9, 2024, Mr. Shudong Zhao, an independent director, submitted his resignation to the Board of Directors (the “Board”) due to personal reasons. There was no disagreement between the Company and Mr. Zhao. The Board accepted the resignation and appointed Mr. Hu Zhongchen to fill the vacancy on October 9, 2024.

Mr. Hu is retired from Baotou Steel (Group) Co., Ltd. after having been employed from 1979 to 2014. Mr. Hu received his bachelor’s degree in Business Management in 1979 from Inner Mongolia University of Technology. He possesses a China’s Senior Economist certificate. Mr. Hu was chosen to serve as a director because of his expertise and experience in economic management and deep understanding of China’s energy industry.

There are no family relationships between Mr. Hu Zhongchen and any other employees or members of the Board of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Recon Technology, Ltd

Date: October 9, 2024	By:	/s/ Shenping Yin
	Name:	Shenping Yin
	Title:	Chief Executive Officer (Principal Executive Officer)